FBL Financial Group, Inc.
Exhibit 12 – Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Earnings
Pre-tax from continuing operations	$135,108	$110,278	$94,537	$100,490	$74,652
Add: Minority interest	126	159	105	16	200
Less: Income from equity investees	(1,746)	(1,874)	(2,150)	(8,937)	(329)
Add: Distributed income from equity investees	2,021	1,107	2,035	1,037	558

	135,509	109,670	94,527	92,606	75,081

Fixed charges	296,074	253,607	286,154	232,115	200,906
Less: Capitalized bonus interest	(3,886)	(1,233)	(48,951)	(19,763)	(19,079)
Less: Tax gross up on preferred stock	–	(805)	(766)	(730)	–
Add: Amortization of capitalized interest	5,985	5,461	6,792	4,040	1,048

Total earnings	$433,682	$366,700	$337,756	$308,268	$257,956

Fixed charges
Interest credited to contract holders	$279,257	$236,561	$223,543	$202,599	$174,687
Capitalized bonus interest credited to contract holders	3,886	1,233	48,951	19,763	19,079
Interest expense on debt	11,744	13,590	11,397	5,052	685
Preferred stock dividends of subsidiaries not eliminated in consolidation	–	–	–	2,425	4,850
Tax gross up on preferred stock	–	805	766	730	–
Estimate of interest within rent expense	1,187	1,418	1,497	1,546	1,605

Total fixed charges	$296,074	$253,607	$286,154	$232,115	$200,906

Ratio of earnings to fixed charges	1.46	1.45	1.18	1.33	1.28